Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following communication was first made available on June 30, 2026.

XTEND Secures U.S. Patent Protecting Autonomous Navigation Technology for Unmanned Systems

Patent protects key foundational technology supporting AI-powered autonomous mission execution

TAMPA, Fla., June 30, 2026 – JFB Construction Holdings (Nasdaq: JFB) announced today that XTEND, a leader in software systems and artificial intelligence-powered robotics, has secured a U.S. patent protecting its technology that enables unmanned aerial vehicles (UAVs) to autonomously navigate toward operator-designated mission objectives in dynamic and unfamiliar environments.

U.S. Patent No. 12,222,735, with corresponding patent protection also granted in Israel, covers technology that enables continuous direction of an unmanned vehicle toward a user-marked destination, independent of the surrounding environment. The invention enables autonomous systems to adapt their navigation while maintaining progress toward designated mission objectives, reducing operator workload and supporting reliable mission execution in complex operational environments.

As autonomous systems become increasingly central to defense, public safety, and critical infrastructure missions, operators often must execute missions in environments that cannot be fully mapped or predicted in advance. XTEND’s patented technology enables unmanned systems to navigate evolving terrain, structures, obstacles, and operational conditions while maintaining focus on the designated objective, helping improve operational efficiency and mission continuity.

The patented technology complements XTEND’s broader autonomy architecture powered by the company’s proprietary XOS operating system (XOS), which enables operators to supervise, coordinate, and deploy autonomous robotic systems across air, ground, and maritime domains. By combining artificial intelligence, autonomy, and human decision-making, XOS translates operator intent into coordinated autonomous actions, allowing a single operator to extend operational reach while maintaining meaningful human oversight across increasingly complex missions.

“Autonomy is not simply about moving a robot from point A to point B. It is about translating human intent into reliable mission execution, even in unfamiliar, dynamic environments,” said Aviv Shapira, Co-Founder and CEO of XTEND. “This patent aims to protect technology that enables operators to focus on the mission while autonomous systems manage the complexity of navigation. As autonomous operations continue to expand across defense, security, and public safety applications, protecting these foundational technologies strengthens our competitive position and reinforces XOS as the software foundation for the next generation of autonomous robotic systems.”

The newly granted patent further expands XTEND’s growing intellectual property portfolio supporting autonomous navigation, operator assistance, and mission execution technologies that underpin the Company’s AI-powered autonomous systems. The patent reflects XTEND’s continued investment in the foundational software technologies driving the future of autonomous operations.

+++++

To sign up to receive press releases in real time, please visit ir.xtend.me.

+++

As announced on February 17, 2026, JFB Construction Holdings (Nasdaq: JFB) and XTEND entered into a definitive agreement to combine with XTEND in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines, American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on a U.S. national securities exchange under the ticker symbol “XTND.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Xtend’s patent and its ability to protect its intellectual property. Such statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those described. Xtend undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. For a discussion of the risks and uncertainties that could cause actual results to differ materially, please refer to Xtend’s filings with the U.S. Securities and Exchange Commission.

About Xtend

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. states. For more information, visit the company’s SEC filings at www.sec.gov.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, NewCo and JFB filed a registration statement on Form S-4. Investors and security holders are urged to read the information statement/prospectus or registration statement and any other documents filed with the SEC carefully and in their entirety when they become available. Copies of the documents filed with the SEC by JFB will be available free of charge at www.sec.gov.

JFB Construction Holdings Contact:

CORE IR Mike Mason 516-222-2560 investors@jfbconstruction.net

XTEND Media Contact:

Headline Media Sarah Small 929-255-1449 sarah@headline.media

XTEND Investor Relations:

MZ North America Shannon Devine 203-741-8811 XTND@mzgroup.us